SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Amendment No. 1

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACXIOM CORPORATION

(Name of Issuer)

ACXIOM CORPORATION

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.10 Par Value

(Title of Class of Securities)

005125109

(CUSIP Number of Class of Securities)

Jerry C. Jones

Acxiom Corporation

1 Information Way,

P.O. Box 8180

Little Rock, Arkansas 72203-8180

Telephone (501) 342-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

H. Watt Gregory, III, Esq. Kutak Rock LLP Suite 2000 124 West Capitol Avenue Little Rock, Arkansas 72201 Telephone: (501) 975-3000	Peter R. Douglas, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$300,000,000	$32,100

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 11,111,111 outstanding shares of Common Stock at the maximum tender offer price of $27.00 per share.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 7, 2006 (the “Schedule TO”) by Acxiom Corporation, a Delaware corporation (the “Company”), relating to the offer by the Company to purchase for cash up to 11,111,111 shares of its Common Stock, par value $0.10 per share (the “Shares”), including the associated stock purchase rights, at a price of not greater than $27.00 nor less than $25.00 per share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2006 and the accompanying Letter of Transmittal, which together, as they may be amended and supplemented from time to time, constitute the “Offer.” This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i), and (a)(1)(ii), respectively.

The information in the Offer to Purchase and the accompanying Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12. Exhibits.

(a)(1)(i)(A)	Amendment to Offer to Purchase dated August 7, 2006.

(a)(5)(iii)	Transcript of Internal Conference Call with Acxiom Leadership Teams on August 7, 2006.

(a)(5)(iv)	Text of email correspondence to Acxiom associates worldwide, on August 7, 2006.

(a)(5)(v)	Script of Press Conference Comments by Charles D. Morgan, on August 7, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACXIOM CORPORATION

By:	/s/ Jerry C. Jones
Name:	Jerry C. Jones
Title:	Business Development/Legal Leader
and Assistant Secretary

Dated: August 7, 2006

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase dated August 7, 2006, as amended.

(a)(1)(i)(A)**	Amendment dated August 7, 2006 to the Offer to Purchase.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 7, 2006.

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 7, 2006.

(a)(1)(vi)*	Letter to Stockholders dated August 7, 2006 from Charles D. Morgan, Chairman of the Board and Company Leader of Acxiom Corporation.

(a)(1)(vii)*	Letter from Acxiom Corporation Retirement Savings Plan Administrator and Notice to all Participants in the Acxiom Corporation Retirement Savings Plan dated August 7, 2006.

(a)(1)(viii)*	Letter from Acxiom Corporation Retirement Savings Plan Administrator to Participants in the Retirement Savings Plan who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended, dated August 7, 2006.

(a)(1)(ix)*	Notice to Participants in the 2005 Stock Purchase Plan of Acxiom Corporation from the Agent for the 2005 Stock Purchase Plan of Acxiom Corporation dated August 7, 2006.

(a)(1)(x)*	Notice to Holders of Vested Stock Options dated August 7, 2006.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Form of summary advertisement dated August 7, 2006.

(a)(5)(ii)*	Acxiom Stock Tender Offer—Questions and Answers.

(a)(5)(iii)**	Transcript of Internal Conference Call with Organization Leadership on August 7, 2006.

(a)(5)(iv)**	Text of Email Correspondence from Charles D. Morgan to Acxiom associates worldwide, on August 7, 2006.

(a)(5)(v)**	Script of Press Conference Comments by Charles D. Morgan on August 7, 2006.

(b)(i)*	Senior Secured Credit Facility Commitment Letter dated August 6, 2006 between J.P. Morgan Securities Inc., JPMorgan Chase Bank, National Association and Acxiom Corporation.

(b)(ii)*	Summary of the Terms and Conditions Proposed Acxiom Corporation $800,000,000 Multi-Currency Revolving Credit and Term Loan Facilities.

(d)(1)	Rights Agreement dated January 28, 1998 between Acxiom Corporation and First Chicago Trust Company, as Rights Agent, including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement and the form of Certificate of Designation and Terms of Participating Preferred Stock of Acxiom Corporation, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to Acxiom Corporation’s Current Report on Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference).

(d)(2)*	Agreement dated as of August 5, 2006 by and among Acxiom Corporation and VA Partners, LLC, ValueAct Capital Master Fund, L.P., ValueAct Capital Management, L.P., and ValueAct Capital Management, LLC.

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed with Schedule TO on August 7, 2007.
**	Filed herewith.